UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 3, 2008 <u>Corrected Order</u>
(Correcting Order Dated May 23, 2008)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Symyx Technologies, Inc.

File No. 0-27765 - CF#16492

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Symyx Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2005.

Based on representations by Symyx Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17 through March 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel